Exhibit 99.1

TOP IMAGE SYSTEMS LTD.

2 Habarzel Street
Ramat Hahayal, Tel-Aviv
Israel

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

December 27, 2006

        Notice is hereby given that the Annual Meeting of the Shareholders of Top Image Systems Ltd. (the “Company”) will be held at the corporate offices of the Company at 2 Habarzel St., Ramat Hahayal, Tel Aviv, Israel on December 27, 2006 at 10 a.m. (local time) for the following purposes:

(1)	(A) To elect and appoint five directors for the coming year.

(1)	(B) To elect and appoint two External Directors.

(2)	To appoint Kost, Forer & Gabbay as the independent public accountants of the Company for the year ending December 31, 2006, and to authorize the Board of Directors of the Company to fix the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the Audit Committee.

(3)	To review and ratify the Company’s consolidated Financial Statements for the year ended December 31, 2005.

(4)	To approve the terms of compensation of the Company’s directors.

(5)	To grant and issue Company’s options to the elected board of directors’ members.

(6)	To ratify the increase in the pool of shares reserved for the 2003 Employee Option Plan of the Company.

        Shareholders of record at the close of business on October 27th, 2006 will be entitled to notice of and to vote at the meeting.

        Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors, TOP IMAGE SYSTEMS LTD. Izhak Nakar Acting Chairman of the Board of Directors

Date: November 22, 2006

PROXY STATEMENT

TOP IMAGE SYSTEMS LTD.

2 Habarzel Street
Ramat Hahayal, Tel-Aviv
Israel

ANNUAL MEETING OF SHAREHOLDERS

December 27, 2006

        The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Top Image Systems Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Meeting”) to be held on December 27, 2006, or at any adjourned date thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel (“NIS”) 0.04 of the Company, (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such instructions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals discussed in this Proxy Statement and for each of the nominees for directors set forth herein.

        The proxy solicited hereby may be revoked, at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy prior to the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about November 22nd, 2006. Directors, officers and employees of the Company may also solicit proxies by telephone, telefax, telegraph, email and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on October 27th, 2006 are entitled to notice of, and to vote at, the Meeting. At that date, 8,833,025 Ordinary Shares were outstanding and entitled to vote (the “Outstanding Ordinary Shares”). Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company’s Articles of Association do not permit cumulative voting for the election of directors or for any other purpose. The presence at the Meeting of two or more shareholders, personally or by proxy, who hold or have the right to vote 33% of the voting rights of the issued share capital shall constitute a quorum for the Meeting. The resolutions set forth in Sections 1 (A), 2 ,3 , 4 , 5 and 6 of the Agenda require a simple majority vote of all Ordinary Shares represented at the Meeting, in person or by proxy, and voting thereon. The resolution set forth in Section 1(B) for the election of external directors requires a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders who are present in person or by a proxy, vote in favor of election of the director (though the total number of the non-controlling shareholders will not include the abstaining shareholders); or

—	the total number of shares held by non-controlling shareholders who voted against the election of the directors does not exceed one percent of the aggregate voting rights in the company.

PRINCIPAL SHAREHOLDERS

        The following table shows as of November 22nd 2006 certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding and all directors and officers as a group.

Name	Number of Shares Beneficially Owned	Percentage of Class[2]

Charter TiS LLC ("Charter")	2,000,000	22.64%

All executive officers and directors as a group (persons)	427,466	8.28%

(1)	Represents vested options to purchase an aggregate of 427,466 Ordinary Shares held by officers and directors of the Company.

(2)	The percentage of class is calculated by dividing the number of shares that an individual owns and the number of shares an individual has the right to acquire within 60 days, with the sum of the number of the outstanding shares and the number of shares that an individual has the right to acquire within 60 days.

1(A).PROPOSAL OF ELECTION OF DIRECTORS

        The Board of Directors of the Company has nominated the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.

        In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the election of the nominees listed below. If any of such nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose. Each of the nominees has advised the Company that he will serve as directors if elected.

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years:

Nominee	Age	Principal Occupation

Izhak Nakar	54	Izhak Nakar founded TiS and served as its Chief Executive Officer and Chairman from inception until December 2001. Mr. Nakar has Co-Founded several technology companies including TIS and TopGuard ( acquired by Elron Software NASDAQ:ELRN) , e-Mobilis and has Founded Anir Vision and NIR 4 YOU TECHNOLOGY . Mr. Nakar served in the Israel Air Force from 1970 to 1987, where he led various large-scale, highly technical development projects, including leading a development team that worked in cooperation with the U.S. Air Force. He received his B.Sc. in Computer Science from Bar Ilan University in 1982, and an MBA from Bar Ilan University in 1984. Mr. Nakar is a recipient of the "Israel Defense Award," bestowed annually by the President of Israel, for the development of high-tech systems in the field of intelligence for the Israeli Defense Forces. He also received the "Man of the Year Award" in Business and Management (`95-'96) in recognition of his business accomplishments and contributions to the growth and development of Israeli high-tech companies. In addition, in 2004, Mr. Nakar was elected as a member of the Board of Israel-Japan chamber of Commerce

William Landuyt	51	William Landuyt, has been a director of the Company since March 2, 2004. Mr. Landuyt has been a Senior Partner at Charterhouse Group, Inc. since February 2004. Mr. Landuyt previously held the position of Principal at Charterhouse Group, Inc. since December 2003. He served as Chairman of the Board and Chief Executive Officer of Millennium Chemicals Inc. from its demerger from Hanson Plc ("Hanson") in October 1996 until July 2003. He had served as the President of that company from June 1997 until that date. Mr. Landuyt was Director, President and Chief Executive Officer of Hanson Industries (which managed the United States operations of Hanson until the demerger) from June 1995 until the demerger, a Director of Hanson from 1992 until September 29, 1996, Finance Director of Hanson from 1992 to May 1995, and Vice President and Chief Financial Officer of Hanson Industries from 1988 to 1992. He joined Hanson Industries in 1983. He was a director of Bethlehem Steel Corporation from April 1997 until October 2003.

Elie Housman	69	Elie Housman has been a director of TIS since May 2000. Mr. Housman joined InkSure in February 2002 as Chairman. Mr. Housman was a principal at and consultant to Charterhouse from 1989 until June 2001. At Charterhouse, Mr. Housman was involved in the acquisition of a number of companies with total sales of several hundred million dollars. Prior to charterhouse, he was co-owner of AP Parts, a $250 million automotive parts manufacturer. Mr. Housman was also the Chairman of Novo Plc. in London, a leading company in the broadcast storage and services industry. At present, Mr. Housman is a director of three public companies,, ICTS International, N.V., a prominent aviation security company and EVCI Career Colleges Incorporated. In addition, Mr. Housman serves as a director of Bartech Systems International, Inc., which is a privately held companies in the United States. Mr Houseman is also the Chairman and CEO of Inksure Technologies

Dr. Ido Schechter	44	Dr. Ido Schechter has been the CEO of the Company since January 2002. From January 2001 until he became CEO, Dr. Schechter was Vice President of TiS' ASP2, an initiative of TiS to offer data collection services via the Internet, using the eFLOW platform solution. Prior to that Dr. Schechter had been the Company's Vice President of Sales since August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of the Company, which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada. Dr. Schechter is the recipient of eight Honors and Scholarships, has published or presented more than twenty-five articles and is a Captain in the Israeli Air Force. Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from the Hebrew University in Israel.

Prof. Yehezkel Yeshurun	56	Professor Yehezkel Yeshurun has been a director of the Company since December 2004. He brings to the Company's Board of Directors over 25 years of technical and management experience. He is a faculty member in the School of Computer Science at Tel Aviv University, and his research areas are Computer Vision, Pattern Recognition and Computational Neuroscience. He authored more than 80 scientific publications and served on numerous international program committees. Professor Yeshurun has co-founded several technology companies including us and TapGuard (provider of QoS solutions over the internet, acquired by Elron Software (NASDAQ: ELRN)), and is the Chairman of the Board of ForeScout Technology (Internet Security startup). Among other positions, he served as the chairman of the Department of Computer Science at Tel Aviv University, chairman of the Israeli National Committee for IT, a member of the board of the Israeli chapter of W3C, a board member of the US-Israel Science and Technology Commission and a member of the board of governors of the International Association for Pattern Recognition. Professor Yeshurun holds a Ph.D. in Mathematics from Tel Aviv University and held visiting positions at New York University, McGill University and the University of Paris.

        The Board of Directors met 5 times during the fiscal year ended December 31, 2005. Each of the directors attended (in person or by proxy) no fewer than 75% of those meetings.

Remuneration of Officers and Directors

        For the year ended December 31, 2005, the compensation paid, and value of benefits in kind granted to Dr. Ido Schechter, our Chief Executive Officer, was $257,100, which was comprised of a base salary of $189,000, and $68,000 paid to provide for automobile allowance, pension, retirement, severance, vacation or similar benefits. The compensation paid to all other persons, as a group, who were, at December 31, 2005, directors or members of our administrative, supervisory or management bodies during that time was $843,000. In addition, in 2005, members of that group, together with our Chief Executive Officer, were granted an aggregate of options to purchase 230,000 ordinary shares under our ESOP 2003 with an exercise price of $2.72 per share. The compensation paid to all persons other than Dr. Ido Schechter does not include (i) reimbursement of directors’ expenses, (ii) $ 134,000 which has been accrued to provide pension, retirement, severance, vacation or similar benefits, and allowance for automobiles made available to our officers, and other expenses (including business travel, and professional and business association dues and expenses) reimbursed to officers.

        RESOLVED, to elect Izhak Nakar, William Landuyt, Elie Housman, Dr. Ido Schechter and Professor Yehezkel Yeshurun as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.

        The Board of Directors recommends that the shareholders vote “FOR” the election of Izhak Nakar, William Landuyt, Elie Housman, Dr. Ido Schechter and Professor Yehezkel Yeshurun as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.

1(B). PROPOSAL TO ELECT EXTERNAL DIRECTORS

Israeli law requires that the Company shall have two external directors in office at all times. An external director is appointed for a period of three years. At the Meeting held on December 18, 2003 two external directors, Mr. Zamir Bar-Zion and Mr. Victor Halpert were appointed for a three-year term. That term will expire on this December 17, 2006. This Meeting should now elect two external directors to serve beginning December 18, 2006 for three years. As currently all the serving directors are from one gender, the Israeli Companies Law requires that at least one of the newly appointed external directors shall be from the other gender. Therefore it is recommended that the following persons will be appointed as the Company’s external directors for the upcoming three-year term and until their respective successors are duly elected and shall qualify.

        The following table provides certain relevant information concerning the recommended external directors, including their principal occupation during the past five years:

Nominee	Age	Principal Occupation

Victor Halpert	45	Victor Halpert served in various positions in the field of equity research and Israel technology analyst. From June 1999 through January 2003 Mr. Halpert served as director for Salomon, Smith and Barney in New York, NY. From January 1998 through May 1999 Mr. Halpert served as vice president (equity research, telecommunications and Israel technology analyst) for Robertson Stephens, New York, NY. From January 1995 through December 1997, Mr. Halpert served as vice president for Salomon Brothers Inc. New York, New York. From April 1993 through January 1995 Mr. Halpert served as senior equity research analyst for Israel Equity Research Management Ltd. in Chicago, Il. and from April 1990 to April 1993, Mr. Halpert served as a senior accountant for Arthur Andersen LLC. Chicago, IL.

Mr. Halpert has a bachelor's degree in Science in Accounting from State University of New York, College at New Patz, NY, a Master of Science in Accounting from the University of Illinois at Chicago, Graduate Business School and an M.B.A. from the University of Chicago Graduate Business School.

Since February 2004, Mr. Halpert is managing a hedge fund, Halpert Capital Fund, based in New York.

Mr. Halpert has been serving as an external director in the Company since December 18, 2003.

Ms. Sivan Sadan	33	Ms Sivan Sadan served in various positions at Tamir Fishman from 1997 to 2005. Ms Sadan acted as Managing Director and head of Corporate Finance of Tamir Fishman and Co., and served as a Partner at Tamir Fishman Ventures. Ms Sadan is the founder and CEO of Or Capital Ltd. Established in 2006. Ms Sadan serves as a member of the Advisory Board of Micronet Ltd.

Ms Sivan has a Bachelor degree with honor in Economics and Management and a Master in Business Administration and Finance from Tel Aviv University.

        RESOLVED, to elect Mr. Victor Halpert and Ms. Sivan Sadanas external directors to serve for a period of three years and until their respective successors are duly elected and shall qualify.

        RESOLVED further, that the compensation for the services of the above external directors shall be determined in the following Resolutions of this Annual Shareholders Meeting 2006 and shall include monetary compensation as well as share option grant.

The Board of Directors recommends that the shareholders vote “FOR” the election of Mr. Victor Halpert and Ms Sivan Sadan as directors to serve for a period of three year and until their respective successors are duly elected and shall qualify

2. PROPOSAL TO APPOINT THE
INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY

        The Board of Directors recommended and upon such recommendation, the shareholders in a resolution dated November 15, 2005, appointed the accounting firm of Kost, Forer & Gabbay (a member of Ernst & Young Global) as independent certified public accountants of the Company for the year ending December 31, 2005. The Board of Directors believes that the selection of Kost, Forer & Gabbay as independent accountants is appropriate and in the best interests of the Company and its shareholders. Kost, Forer & Gabbay has audited the Company’s books and accounts and performed other accounting services for the Company since 2003.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to appoint Kost, Forer & Gabbay as the independent public accountants of the Company for the year ending December 31, 2006, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        The Board of Directors recommends that the shareholders vote “FOR” the appointment of Kost, Forer & Gabbay as the independent public accountants of the Company for the year ending December 31, 2006.

3. PROPOSAL TO RATIFY THE COMPANY’S CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005

        A copy of the Company’s audited consolidated financial statements for the year ended December 31, 2005 is attached hereto. The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED that the consolidated financial statements for the year ended December 31, 2005 be ratified.

        The Board of Directors recommends that the shareholders vote “FOR” the ratification of the Company’s consolidated financial statements.

4. PROPOSAL TO APPROVE THE TERMS OF COMPENSATION OF
THE DIRECTORS OF THE COMPANY FOR THE FINANCIAL YEAR 2006

        Pursuant to Israeli law, the terms of compensation of members of the Board of Directors requires approval of the Audit Committee, the Board of Directors and Shareholders of the Company. Accordingly, the Audit Committee and the Board of Directors have resolved and recommend the following:

1.	Assuming that they are elected to serve as directors at the Meeting, both William Landuyt and Dr. Ido Schechter have waived their right to receive compensation for their service as Board members, though Dr. Schechter shall continue to receive payments in his capacity of CEO of the Company. William Landuyt shall only receive reimbursement for expenses related to his service.

2.	Each member of the Audit Committee (currently Mr. Elie Housman and the external directors) shall receive compensation for his service as a member of the Board of Directors and Audit Committee of the Company, a total annual payment in the amount of NIS 15,750 (approx. US$3,600). In addition, each of the directors shall receive an amount of NIS 3,000 (approximately US$700) for each Board and/or Audit committee meeting attended.

3.	Mr. Izhak Nakar and Yehezkel Yeshurun shall receive compensation for their service as members of the Board of Directors, in the amount of NIS 19,841 (approximately US$4,600) per year and NIS 993 (approximately US$230) for each Board and/or committee meeting attended.

4.	Dr. Ido Schechter is serving as Chief Executive Officer of the Company. In previous years, the Board of Directors exercised its discretion and approved payment certain bonuses to Dr. Schechter based on his achievements in the management of the Company. As Dr. Schechter is now serving as a director, Israeli law requires such additional compensation to be approved by the Audit Committee, the Board of Directors and the Meeting. Subject to approval by the general meeting, the Board of Directors has approved the following additional compensation for Dr. Schechter for 2006:

(a)	The annual salary of Dr. Schechter be raised by 7.5% as of January 1st 2006. The updated gross base annual salary as of January 1st 2006 shall be NIS 916, 223

(b)	Dr. Schechter is granted an option to purchase 85,200 shares of the Company’s ordinary shares (the “2006 Options”) under the Company’s 2003 share option plan. The Board notes that it is the present intention of the Compensation Committee that a similar number of options in the company be granted to Dr. Schechter effective the first business day of 2007, subject to approval of such grant by the authorized organs of the Company at such time. Absent a transaction which would result in the sale of substantially all of the assets or share capital of the Company (a “Change in Control”), the 2006 Options shall vest in two equal parts over a period of two years commencing on January 1st 2006, so that 50% of the 2006 Options shall vest on December 31, 2006 and the remainder shall vest on December 31, 2007. In the event of a Change in Control, any unvested portion of the 2006 Options shall vest immediately. The exercise price for the 2006 Options shall be US$2.83 per share which was the market value of the shares on January 3, 2006 (“Exercise Price”) which was the first trading day of the year 2006. For the purpose hereof, the date of grant shall mean the date of the approval of the option grant by the shareholders of the Company.

(c)	Dr. Schechter shall be entitled to an annual bonus for 2006 in an amount equal to 50% of his annual salary. Fifty percent of such amount will be payable in the event of the Company achieving the target operating profit for the year 2006 according to the budget approved by the Board of Directors (“Approved Budget”). The operating profit for this purpose shall be calculated based on the annual audited financial statements of the Company for 2006 (“Financial Statements”), as approved by the Board. The operating profit (including any relevant adjustments approved by the Board) shall be referred to as the “Approved Operating Profit”. Twenty percent of the annual bonus will be payable in the event of the Company achieving the sales target for the year 2006 according to the Approved Budget, and thirty percent of the annual bonus will be payable at the discretion of the Board after considering the recommendations of the Compensation Committee and Audit Committee based on its review of Dr. Schechter’s performance for 2006.

(d)	Additionally, in the event that the Approved Operating Profit exceeds the target operating profit under the Approved Budget, Dr. Schechter shall be entitled to an additional amount equal to 1.55/2.55 X US$20,000 for each 10% or portion thereof by which the Company exceeded the Approved Budget in 2006.

        RESOLVED, to approve the terms of compensation of the directors of the Company as proposed above.

        The Board of Directors of the Company expresses no recommendation as to the vote on the above resolution.

5. PROPOSAL TO APPROVE GRANT AND ISSUE OF COMPANY’S
OPTIONS TO THE ELECTED BOARD OF DIRECTORS MEMBERS

Subject to the approval of the shareholders at the forthcoming annual general meeting and in view of the current serving directors’ dedicated service and their enthusiasm and willingness to put their energy, knowledge and experience at the disposal of the Company and in view of the Company’s goal to even strengthen the director’s personal commitment and contribution to the Company and to its success:

(a) the Board approved the Audit Committee’s and the Compensation Committee’s recommendations to grant options to the Company’s directors under the Company’s 2003 share option plan “pool” (“ESOP”) detailed as follows.

(b) The Board approved the Compensation Committee’s and Audit Committee’s recommendation, that each of the persons – except for Dr. Ido Schechter- elected to serve as directors by the Company’s annual shareholders meeting to take place on December 27th, 2006 (“Annual Shareholders Meeting”), will be granted a total of 25,000 options, exercisable each to one share of 0.04 NIS par value, at an exercise price per share equal to the Company’s closing share price on the date the Annual Shareholders Meeting approves such option grant (“Date of Grant”). The options shall vest in two equal portions over a period of two years commencing on the Date of Grant: 12,500 options shall vest at the consummation of 12 months from the Date of Grant and the remaining 12,500 options shall vest at the consummation of 24 months from the Date of Grant.

        RESOLVED, to approve the grant and issue options to purchase ordinary shares of the Company to the elected Company’s board of directors’ members in such amount and on such terms as proposed above.

        The Board of Directors of the Company expresses no recommendation as to the vote on the above resolution.

6. PROPOSAL TO AMEND THE 2003 EMPLOYEE SHARE OPTION PLAN

        The Board of Directors of the Company approved, subject to the approval by the shareholders of the Company, that 2003 Employee Share Option Plan (“ESOP”) be amended so that the pool reserved for the ESOP be increased by another 700,000 options to allow (a) a further grant of 550,000 options to purchase shares to current and future employees and officers and (b) a grant of 150,000 options to purchase shares to Company’s Board of Directors members.

        RESOLVED, to ratify the amendment to the 2003 employee share option plan as proposed above.

        The Board of Directors recommends that the shareholders vote “FOR” the ratification of the proposed amendment to the employee share option plan.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Shareholders are urged to complete and return their Proxies promptly in order, among other things, to insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors Izhak Nakar Acting Chairman of the Board of Directors

Tel Aviv, Israel

Date: November 22, 2006